Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—October 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	15.17%	15.17%
Less: Coupon	2.10%	2.08%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.65%	5.65%
Excess Spread:
October-02	5.92%	5.94%
September-02	6.65%	6.67%
August-02	7.04%	7.05%
Three month Average Excess Spread	6.54%	6.55%
Delinquency:
30 to 59 days	1.07%	1.07%
60 to 89 days	0.70%	0.70%
90 + days	1.28%	1.28%
Total	3.05%	3.05%
Payment Rate	10.18%	10.18%